BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 28, 2023

1.             DATE, TIME AND PLACE: Meeting held on April 28, 2023, at 3 p.m, at BRF S.A.’s (“Company”) offices, located at Avenida das Nações Unidas, n° 14.401, 24th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04794-000.

2.             CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, due to the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti and Mr. Aldo Luiz Mendes.

3.             PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             AGENDA: (i) Analysis and approval of the Form 20-F and F-Pages.

5.             RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote of those present and without any provisions, reservations, or restrictions, approved the drawing up of the present minutes in summary form and deliberated, after examining and discussing the matter on the Agenda, as follows:

(i)	Analysis and approval of the Form 20-F and F-Pages: Following the favorable recommendation of the Audit and Integrity Committee, the members of the Board of Directors unanimously approved the Form 20-F and the F-Pages referring to the fiscal year ended on December 31, 2022, which shall be filed with the Securities and Exchange Commission until the end of April 2023.

6.             DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

Extract of the Minutes of the Meeting of the Board of Directors held on April 28, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

7.             CLOSURE: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, April, 28, 2023.

Bruno Machado Ferla

Secretary

Extract of the Minutes of the Meeting of the Board of Directors held on April 28, 2023.